Viridax Corporation
                               270 N.W. 3rd Court
                         Boca Raton, Florida 33432-3720
                            Telephone: (561) 368-1427
                            Facsimile: (561) 395-8312
                                 www.Viridax.com


May 2, 2006

Sondra Snyder
United States Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

      Re:   Viridax Corporation
            File No. 0-33473

Dear Ms. Snyder:

      This correspondence is in answer to your correspondence of April 13, 2006 making certain comments regarding our filing of Form 10-KSB for the Fiscal Year Ended April 30, 2005 and subsequent filing of Forms l0-QSB for the quarters through January 31, 2006.

      Your correspondence contained 8 numbered comments. The responses below correspond to those numbered comments:

1. For our next filing, which will be Form 10-KSB for the Fiscal Year Ended April 30, 2006, we will revise Item 8.A to specifically conclude that our controls and procedures are, in fact, effective. We will also specifically incorporate the wording as identified in your Comment #1 because those conclusions are true. We have a President and Chief Financial Officer and myself as Secretary and no other officers whatsoever. Further, the President is the only employee. We have no other employees. Consequently, any information required to be disclosed by the Company is fully reviewed by the President , Chief Financial Officer, the Secretary and the Board of Directors, if appropriate.

2. There is no common management or directors with Moliris, Inc. Further, we own no stock in Moliris and Moliris owns no stock in Viridax Corporation. There is no relationship whatsoever between the two corporations.

3. The bacteriophage material purchased had no current market in the United States and its valuation could not be objectively and reliably determined other than through negotiations between the Company and the seller. The most objective basis to value the asset was the latest price common shares were sold for cash to third parties unrelated before and after the acquisition. This value was $1.00 per share.

4. The bacteriophage material was purchased on April 24, 2005, a week prior to the Company's fiscal year-end. The valuation as of the date of purchase was considered equal to the valuation as of April 30, 2005 as there were no triggering events or changes in circumstances that would indicate that its carrying value may not be recoverable.

      Pursuant to SFAS 144, the carrying value of the bacteriophage material was reviewed at each subsequent interim period. Because it was concluded that there were no triggering events or changes in circumstances which would indicate that its carrying value may not be recoverable, no impairment loss was necessary to be recorded during each subsequent interim period.

Sondra Snyder
Securities & Exchange Commission
May 2, 2006
Page 2

5. Although the dollar amount per share for each stock issuance was not overtly disclosed pursuant to SFAS 7, paragraph 11d on the face of the statement, we respectfully request that the change be made prospectively commencing with the audited financial statements for the year ending April 30, 2006.

6. The purchase of 40,000 shares of common stock consisted of two sales. The first, approved by the Board of Directors was a sale to an individual for 25,000 shares at $l.00 per share. The second sale, approved by the Board of Directors, was to an individual for 15,000 shares at $1.00 per share. Both of these individual buyers were unrelated/unaffiliated third parties before and after the purchase of the bacteriophage material.

7. We will remove the titles of the certifications of the President and Chief Financial Officer from the first sentence of the certifications in all future filings. We do note that under Item 601 of Regulation S-B the signature of the certifying officer requires a title. It would seem that if the certification signature is limited with a title identification that, in itself, would limit the representations.

8. We will state, in future filings as appropriate, the wording as quoted in your Item #8. It is certainly true that controls and procedures are effective in ensuring that the information required to be disclosed by the Company in its reports is accumulated and communicated to the management in all respects.

      As you have requested, please accept this communication as a statement from Viridax Corporation that the Company acknowledges that:

      o The company is responsible for the adequacy and accuracy of the disclosure in the filing of all information required under the Securities Act of 1934;

      o The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      Very truly yours,


      /s/ Ledyard H. DeWees

      Ledyard H. DeWees
      Secretary